UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CYTODYN INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

23283M101

(CUSIP Number

Kenneth J. Van Ness

110 Crenshaw Lake Road

Lutz, Florida 33548

(813) 527-6969

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

CUSIP No. 23283M101

1.	Names of Reporting Persons Kenneth J. Van Ness
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,000
	8.	Shared Voting Power 2,657,041
	9.	Sole Dispositive Power 25,000
	10.	Shared Dispositive Power 2,657,041
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,041
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 23283M101

1.	Names of Reporting Persons Greenwood Hudson Portfolio, LLC I.R.S. Identification Nos. of above persons (entities only) 26-4117405
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,929,041
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,929,041
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,929,041
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 23283M101

1.	Names of Reporting Persons Greenwood Management Company, LLC I.R.S. Identification Nos. of above persons (entities only) 56-2388471
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,657,041
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,657,041
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,657,041
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.4%
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the no par value common stock (the “Common Stock”), of CytoDyn Inc., a Colorado corporation (“CytoDyn”). The address of the principal executive offices of CytoDyn is 110 Crenshaw Lake Road, Lutz, Florida 33548.

Item 2.	Identity and Background

This Schedule 13D is being filed by Kenneth J. Van Ness, Greenwood Hudson Portfolio, LLC (“Greenwood”), and Greenwood Management Company, LLC (“Greenwood Management”) (Mr. Van Ness, Greenwood, and Greenwood Management each, a “Reporting Person” and, collectively, the “Reporting Persons”).

Mr. Van Ness’s principal occupation is President and Chief Executive Officer of CytoDyn, a biotechnology company (concept company) that develops pharmaceutical products. Mr. Van Ness’s business address is 110 Crenshaw Lake Road, Lutz, Florida 33548. CytoDyn’s address is 110 Crenshaw Lake Road, Lutz, Florida 33548. Mr. Van Ness is a citizen of the United States.

Greenwood is a limited liability company organized under the laws of Florida. The address of Greenwood’s principal office is 110 Crenshaw Lake Road, Lutz, Florida 33548. The principal business of Greenwood is investing in securities for its own account.

Greenwood Management is a limited liability company organized under the laws of Florida. The address of Greenwood Management’s principal office is 110 Crenshaw Lake Road, Lutz, Florida 33548. The principal business of Greenwood Management is providing general management services.

To the best knowledge of each of the Reporting Persons, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On January 12, 2009, Greenwood entered into a Stock Purchase Agreement with UTEK Corporation, pursuant to which Greenwood acquired a portfolio of securities, which included, among other securities, 2,040,000 shares of Common Stock of Cytodyn. The 2,040,000 shares of Common Stock were purchased, among other securities, in exchange for a $1,500,000 promissory note, secured by a parcel of real estate.

During 2009, Greenwood sold 95,017 shares of Common Stock, as listed in 5(c) below in various broker transactions.

On October 1, 2009, Technology Capital Services, LLC (“TCS”), a limited liability company controlled by Greenwood Management and Mr. Van Ness,1 acquired 728,000 shares of Common Stock pursuant to that certain Contribution Agreement, dated October 1, 2009 between TCS, UTEK Corporation, and Technology Management Services, LLC. UTEK Corporation received a 10% interest in TCS in exchange for the 728,000 shares of Common Stock it contributed.

[1]

TCS is owned by Technology Management Services, LLC (“TMS”) (90%) and UTEK Corporation (10%). TMS is the sole manager of TCS. TMS is owned by Volga Blue LLC (98%) and Greenwood Management (2%). The sole manager of TMS is Greenwood Management. Volga Blue LLC is owned by Mr. Van Ness (98%) and his wife, Maija Van Ness (2%), and managed by Greenwood Management. Greenwood Management is wholly owned by Mr. Van Ness.

During 2010, Greenwood sold 15,942 shares of Common Stock as indicated in item 5(c) below in various broker transaction.

Item 4.	Purpose of Transaction

The Reporting Persons acquired shares of the Common Stock as described in Item 3 based on their belief that the Common Stock represents an attractive investment opportunity.

On June 17, 2010, CytoDyn announced Mr. Van Ness was elected to CytoDyn’s board of directors to fill a vacancy. On December 6, 2010, CytoDyn announced that Mr. Van Ness replaced Allen D. Allen, who voluntarily resigned, as President and Chief Executive Officer of CytoDyn.

On September 22, 2010, CytoDyn granted Mr. Van Ness 25,000 stock options, exercisable over the next 12 months at $1.19 per share. Options would expire 90 days after termination.

On December 21, 2010, CytoDyn announced that it plans to make future additions to its board of directors and to form a new scientific advisory board.

On December 6, 2010, CytoDyn elected Mr. Van Ness as Chief Executive Officer and President and granted him options to purchase 500,000 stock options at an exercise price of $1.19. 25% of the options will vest after first anniversary and 6.25% will vest at the end of each following quarter. All options vest immediately upon a change of control. Options would expire 90 days after termination.

Except as set forth above except for additional stock options and securities of CytoDyn that might be granted to Mr Van Ness in connection with his role as President and Chief Executive Officer of CytoDyn, none of the Reporting Persons has any plans or proposals which relate to or would result in:

a)	The acquisition by any person of additional securities of CytoDyn, or the disposition of securities of CytoDyn;

b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CytoDyn or any of its subsidiaries;

c)	A sale or transfer of a material amount of assets of CytoDyn or any of its subsidiaries;

d)	Any change in the present board of directors or management of CytoDyn, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)	Any material change in the present capitalization or dividend policy of CytoDyn;

f)	Any other material change in CytoDyn’ business or corporate structure including but not limited to, if CytoDyn is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g)	Changes in CytoDyn’ charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CytoDyn by any person;

h)	Causing a class of securities of CytoDyn to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of CytoDyn becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Act; or

j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of CytoDyn

Item 5. (a)

Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned As of 1/12/2009		Percentage of Outstanding Shares of Common Stock(1) As of 1/12/2009
Kenneth J. Van Ness	2,040,000	(2)	18.1%
Greenwood	2,040,000		18.1%
Greenwood Management	2,040,000	(3)	18.1%

(1)	Based on 11,297,264 shares of Common Stock outstanding on August 29, 2007, as reported on CytoDyn’s Form 10-KSB filed with the Securities and Exchange Commission on August 8, 2007.
(2)	The number of shares shown in the table includes the following shares over which Mr. Van Ness has indirect voting and dispositive control: (i) 2,040,000 shares of Common Stock held in the name of Greenwood.
(3)	The number of shares shown in the table includes the following shares over which Greenwood Management has voting and dispositive control: (i) 2,040,000 shares of Common Stock held in the name of Greenwood.

Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned As of 10/1/2009		Percentage of Outstanding Shares of Common Stock(1) As of 10/1/2009
Kenneth J. Van Ness	2,713,059	(2)	14.4%
Greenwood	1,985,059		11.0%
Greenwood Management	2,713,059	(3)	14.4%

(1)	Based on 18,802,857 shares of Common Stock outstanding on September 25, 2009, as reported on CytoDyn’s Form 10-Q filed with the Securities and Exchange Commission on September 25, 2009.
(2)	The number of shares shown in the table includes the following shares over which Mr. Van Ness and has indirect voting and dispositive control: (i) 1,985,059 shares of Common Stock held in the name of Greenwood and (ii) 728,000 shares of Common Stock held by TCS.
(3)	The number of shares shown in the table includes: (i) 1,985,059 shares of Common Stock held in the name of Greenwood, over which Greenwood Management has direct voting and dispositive control, and (ii) 728,000 shares held in the name of TCS, over which Greenwood Management has indirect voting and dispositive control.

Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned As of 11/1/2011		Percentage of Outstanding Shares of Common Stock(1) As of 11/1/2011
Kenneth J. Van Ness	2,682,041	(2)	13.0%
Greenwood	1,929,041		9.0%
Greenwood Management	2,657,041	(3)	12.4%

(1)	Based on 21,757,396 shares of Common Stock outstanding on April 14, 2011, as reported on CytoDyn’s Form 10-Q filed with the Securities and Exchange Commission on October 7, 2011. The 21,757,396 shares of Common Stock do not include 525,000 options to purchase shares of Common Stock referenced in Item 6.
(2)	The number of shares shown in the table includes the following shares over which Mr. Van Ness has indirect and or direct voting and dispositive control: (i) 1,929,041 shares of Common Stock held in the name of Greenwood, (ii) 728,000 shares of Common Stock held by TCS, and (iii) 25,000 shares subject to options currently exercisable.

(3)	The number of shares shown in the table includes: (i) 1,929,041 shares of Common Stock held in the name of Greenwood, over which Greenwood Management has direct voting and dispositive control, and (ii) 728,000 shares held in the name of TCS, over which Greenwood Management has indirect voting and dispositive control.

Item 5. (b)

The tables below show, as of each date set forth below and for each Reporting Person, the number of shares of Common Stock for which there is: (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (ii) sole power to dispose or to direct the disposition, and (iv) shared power to dispose or to direct the disposition.

January 12, 2009
Mr. Van Ness		Greenwood		Greenwood Management
(i)Sole voting power:	-0-	(i)Sole voting power:	-0-	(i)Sole voting power:	-0-
(ii)Shared voting power:	2,040,000	(ii)Shared voting power:	2,040,000	(ii)Shared voting power:	2,040,000
(iii)Sole dispositive power:	-0-	(iii)Sole dispositive power:	-0-	(iii)Sole dispositive power:	-0-
(iv)Shared dispositive power:	2,040,000	(iv)Shared dispositive power:	2,040,000	(iv)Shared dispositive power:	2,040,000

October 1, 2009
Mr. Van Ness		Greenwood		Greenwood Management
(i)Sole voting power:	-0-	(i)Sole voting power:	-0-	(i)Sole voting power:	-0-
(ii)Shared voting power:	2,713,059	(ii)Shared voting power:	1,944,983	(ii)Shared voting power:	2,713,059
(iii)Sole dispositive power:	-0-	(iii)Sole dispositive power:	-0-	(iii)Sole dispositive power:	-0-
(iv)Shared dispositive power:	2,713,059	(iv)Shared dispositive power:	1,944,983	(iv)Shared dispositive power:	2,713,059

November 1, 2011
Mr. Van Ness		Greenwood		Greenwood Management
(i)Sole voting power:	25,000	(i)Sole voting power:	-0-	(i)Sole voting power:	-0-
(ii)Shared voting power:	2,657,041	(ii)Shared voting power:	1,929,041	(ii)Shared voting power:	2,657,041
(iii)Sole dispositive power:	25,000	(iii)Sole dispositive power:	-0-	(iii)Sole dispositive power:	-0-
(iv)Shared dispositive power:	2,657,041	(iv)Shared dispositive power:	1,929,041	(iv)Shared dispositive power:	2,657,041

Item 5. (c) The following transactions were effected by the persons named in Item 5.(a):

As described in Item 4, on January 12, 2009, Greenwood acquired 2,040,000 shares of Common Stock in a private transaction.

During 2009, Greenwood sold 95,017 shares of Common Stock in various broker transactions as set forth below:

Date	Shares	Price Per Share
5/22/2009	2,500	$.81
9/18/2009	1,041	$.57
9/21/2009	8,900	$.64
9/23/2009	2,200	$.68
9/24/2009	6,950	$.72
9/25/2009	850	$.75
9/25/2009	3,310	$.96
9/25/2009	10,000	$.74
9/25/2009	10,000	$.80
9/28/2009	6,690	$.96
9/29/2009	2,500	$.97
10/16/2009	4,040	$1.03
10/16/2009	4,900	$1.04
10/16/2009	10,000	$1.01
10/19/2009	1,739	$1.08
10/22/2009	2,805	$1.10
10/23/2009	1,535	$1.11
10/23/2009	5,000	$1.13
10/26/2009	2,000	$1.46
10/26/2009	5,000	$1.27
12/22/2009	500	$1.66
12/29/2009	2,557	$1.69

As described in Item 4, on October 1, 2009, TCS acquired 728,000 shares of Common Stock in a private transaction.

During 2010, Greenwood sold 15,942 shares of Common Stock in various broker transactions as set forth below:

Date	Shares	Price Per Share
1/4/2010	5,000	$1.76
1/5/2010	1,400	$1.78
1/6/2010	4,242	$1.80
1/11/2010	5,000	$1.96
1/15/2010	300	$1.93

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of CytoDyn

The 1,929,041 shares of Common Stock held of record by Greenwood are currently pledged to Bay Cities Bank as collateral for a $700,000 line of credit pursuant to the terms of a Pledge and Security Agreement dated as of July 27, 2009, by and between Bay Cities Bank (successor to Progress Bank of Florida) and Greenwood. Under these existing agreements, Greenwood may not have sole voting and dispositive control over these shares.

On September 10, 2010, Mr. Van Ness was awarded options to acquire 25,000 shares of Common Stock at $1.20 per share, all of which are currently exercisable. They vested beginning October 10, 2010 in 12 equal monthly installments.

On December 6, 2010, Mr. Van Ness was awarded options to acquire 500,000 shares of Common Stock at $1.19 per share, none of which are currently exercisable. They vest as follows: 25% on December 6, 2011; and 6.25% at the end of each following quarter starting on March 31, 2012 until all options have vested.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of CytoDyn, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated November 3, 2011, between Kenneth J. Van Ness, Greenwood Hudson Portfolio, LLC, and Greenwood Management Company, LLC.

2.	Stock Purchase Agreement, dated January 12, 2009, between UTEK Corporation and Greenwood Hudson Portfolio, LLC.

3.	Pledge and Security Agreement between Greenwood Hudson Portfolio, LLC and Bay Cities Bank (successor to Progress Bank of Florida), dated July 27, 2009.

4.	Contribution Agreement, dated October 1, 2009, between Technology Management Services, LLC, UTEK Corporation, and Technology Capital Services, LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:		/s/ Kenneth J. Van Ness
Kenneth J. Van Ness

GREENWOOD HUDSON PORTFOLIO, LLC

By:		Greenwood Management Company, LLC
Manager

	By:	/s/ Kenneth J. Van Ness
Kenneth J. Van Ness, Manager

GREENWOOD MANAGEMENT COMPANY, LLC

By:		/s/ Kenneth J. Van Ness
Kenneth J. Van Ness, Manager